Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Azure Midstream Holdings LLC:

We consent to the incorporation by reference in the registration statement (No. 333‑190300) on Form S‑8 of Marlin Midstream Partners, LP of our report dated April 6, 2015, with respect to the balance sheets of Azure Legacy System and Azure Legacy System Predecessor as of December 31, 2014 and 2013, and the related statements of operations, parent company net investment, and cash flows for the year ended December 31, 2014, the period from November 15, 2013 to December 31, 2013, the period from January 1, 2013 to November 14, 2013 and the year ended December 31, 2012, which report appears in the Current Report on Form 8‑K/A of Marlin Midstream Partners, LP dated April 6, 2015.

/s/ KPMG LLP

Dallas, Texas
April 6, 2015